UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Medicure Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Medicure Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

58469E

(CUSIP Number of Class of Securities (if applicable))

Medicure Inc.
Suite 2, 1250 Waverley Street,
Winnipeg, Manitoba Canada
R3T 6C6

Attention: James Kinley, Chief Financial Officer

Tel: (204) 487-7412

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 14, 2019

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit 99.1:	Offer to Purchase and Issuer Bid Circular dated November 1, 2019
Exhibit 99.2:	Letter of Transmittal
Exhibit 99.3:	Notice of Guaranteed Delivery

Item 2.	Informational Legends

The required legends are included under the heading “INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY” on the page 3 of the Offer to Purchase and Issuer Bid Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Medicure Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

Any change in the name or address of the agent for service of process shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDICURE INC.

By:	<signed Albert Friesen>
Name:	Albert D. Friesen
Title:	Chief Executive Officer
Date:	November 14, 2019